                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*

                             Hughes Supply, Inc.
- --------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                   Common Stock, par value $1.00 per share
- --------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  444482103
- --------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                 James D. Davis, 2001 Park Place, Suite 320,
                   Birmingham, Alabama 35203 (205) 324-7681
- --------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                March 27, 1996
- --------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* Not applicable

CUSIP No. 444482103                SCHEDULE 13D   Page   2      of   45    Pages
         ---------------------                         ------      ------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                J. D. Brown, Jr.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
                                    -0-
                       --------------------------------------------------------
  Number of            (8)     Shared Voting Power
   Shares                           669,956
 Beneficially                  See Item 2 and Item 5 for a description of the
  Owned by                     manner in which these shares are held.
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                    669,956
                               See Item 2 and Item 5 for a description of the
                               manner in which these shares are held.
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               669,956
          See Item 2 and Item 5 for a description of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
               8.9%
          See Item 2 and Item 5 for a description of the manner in which these shares are held.
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person
               IN
          ---------------------------------------------------------------------

CUSIP No. 444482103                SCHEDULE 13D   Page   3      of   45    Pages
         ---------------------                         ------      ------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                James D. Davis
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
                                    -0-
                       --------------------------------------------------------
  Number of            (8)     Shared Voting Power
   Shares                           669,956
 Beneficially                  See Item 2 and Item 5 for a discription of the
  Owned by                     manner in which these shares are held.
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                    669,956
                               See Item 2 and Item 5 for a discription of the
                               manner in which these shares are held.
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               669,956
          See Item 2 and Item 5 for a discription of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
               8.9%
          See Item 2 and Item 5 for a discription of the manner in which these shares are held.
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person
               IN
          ---------------------------------------------------------------------

CUSIP No. 444482103                SCHEDULE 13D   Page   4      of   45    Pages
         ---------------------                         ------      ------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                Houston Products & Machine, Inc.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Texas
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
                                    -0-
                       --------------------------------------------------------
  Number of            (8)     Shared Voting Power
   Shares                           669,956
 Beneficially                  See Item 2 and Item 5 for a discription of the
  Owned by                     manner in which these shares are held.
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                    669,956
                               See Item 2 and Item 5 for a discription of the
                               manner in which these shares are held.
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               669,956
          See Item 2 and Item 5 for a discription of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
               8.9%
          See Item 2 and Item 5 for a discription of the manner in which these shares are held.
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person
               CO
          ---------------------------------------------------------------------

CUSIP No. 444482103                SCHEDULE 13D   Page   5      of   45    Pages
         ---------------------                         ------      ------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                Jemison Investment Co., Inc.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
                                    -0-
                       --------------------------------------------------------
  Number of            (8)     Shared Voting Power
   Shares                           669,956
 Beneficially                  See Item 2 and Item 5 for a discription of the
  Owned by                     manner in which these shares are held.
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                    669,956
                               See Item 2 and Item 5 for a discription of the
                               manner in which these shares are held.
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               669,956
          See Item 2 and Item 5 for a discription of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
               8.9%
          See Item 2 and Item 5 for a discription of the manner in which these shares are held.
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person
               CO
          ---------------------------------------------------------------------

CUSIP No. 444482103                SCHEDULE 13D   Page   6      of   45    Pages
         ---------------------                         ------      ------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                Multalloy, Inc. (New Jersey)
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          New Jersey
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
                                    -0-
                       --------------------------------------------------------
  Number of            (8)     Shared Voting Power
   Shares                           669,956
 Beneficially                  See Item 2 and Item 5 for a discription of the
  Owned by                     manner in which these shares are held.
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                    669,956
                               See Item 2 and Item 5 for a discription of the
                               manner in which these shares are held.
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               669,956
          See Item 2 and Item 5 for a discription of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
               8.9%
          See Item 2 and Item 5 for a discription of the manner in which these shares are held.
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person
               CO
          ---------------------------------------------------------------------

CUSIP No. 444482103                SCHEDULE 13D   Page   7      of   45    Pages
         ---------------------                         ------      ------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                Multalloy, Inc. (Texas)
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Texas
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
                                    -0-
                       --------------------------------------------------------
  Number of            (8)     Shared Voting Power
   Shares                           669,956
 Beneficially                  See Item 2 and Item 5 for a discription of the
  Owned by                     manner in which these shares are held.
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                    669,956
                               See Item 2 and Item 5 for a discription of the
                               manner in which these shares are held.
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               669,956
          See Item 2 and Item 5 for a discription of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
               8.9%
          See Item 2 and Item 5 for a discription of the manner in which these shares are held.
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person
               CO
          ---------------------------------------------------------------------

CUSIP No. 444482103                SCHEDULE 13D   Page   8      of   45    Pages
         ---------------------                         ------      ------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                PVF Holdings, Inc.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
                                    -0-
                       --------------------------------------------------------
  Number of            (8)     Shared Voting Power
   Shares                           669,956
 Beneficially                  See Item 2 and Item 5 for a discription of the
  Owned by                     manner in which these shares are held.
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                    669,956
                               See Item 2 and Item 5 for a discription of the
                               manner in which these shares are held.
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               669,956
          See Item 2 and Item 5 for a discription of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
               8.9%
          See Item 2 and Item 5 for a discription of the manner in which these shares are held.
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person
               CO, HC
          ---------------------------------------------------------------------

CUSIP No. 444482103                SCHEDULE 13D   Page   9      of   45    Pages
         ---------------------                         ------      ------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                Southwest Stainless, Inc.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Texas
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
                                    -0-
                       --------------------------------------------------------
  Number of            (8)     Shared Voting Power
   Shares                           669,956
 Beneficially                  See Item 2 and Item 5 for a discription of the
  Owned by                     manner in which these shares are held.
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                    669,956
                               See Item 2 and Item 5 for a discription of the
                               manner in which these shares are held.
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               669,956
          See Item 2 and Item 5 for a discription of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
               8.9%
          See Item 2 and Item 5 for a discription of the manner in which these shares are held.
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person
               CO
          ---------------------------------------------------------------------

CUSIP No. 444482103                SCHEDULE 13D   Page   10     of   45    Pages
         ---------------------                         ------      ------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                Michael L. Stanwood
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
                                    -0-
                       --------------------------------------------------------
  Number of            (8)     Shared Voting Power
   Shares                           669,956
 Beneficially                  See Item 2 and Item 5 for a discription of the
  Owned by                     manner in which these shares are held.
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                    669,956
                               See Item 2 and Item 5 for a discription of the
                               manner in which these shares are held.
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               669,956
          See Item 2 and Item 5 for a discription of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
               8.9%
          See Item 2 and Item 5 for a discription of the manner in which these shares are held.
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person
               IN
          ---------------------------------------------------------------------

[BITEM 1.          SECURITY AND ISSUER.

                 This statement relates to the common stock, par value $1.00 per share, of Hughes Supply, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 20 North Orange Avenue, Orlando, Florida 32801.


ITEM 2.          IDENTITY AND BACKGROUND.

                 On March 27, 1996, the Issuer entered into an Asset Purchase Agreement (the "Asset Agreement") with Jemison Investment Co., Inc., a Delaware corporation ("Jemison"), PVF Holdings, Inc., a Texas corporation ("PVF"), Southwest Stainless, Inc., a Texas corporation ("Southwest"), Multalloy, Inc., a New Jersey corporation ("Multalloy (NJ)"), Multalloy, Inc., a Texas corporation ("Multalloy (TX)"), and Houston Products & Machine, Inc., a Texas corporation ("Houston") (Southwest, Multalloy (NJ), Multalloy (TX) and Houston are hereinafter sometimes collectively referred to as the "Sellers" and sometimes individually as a "Seller"). All of the outstanding capital stock of each of the Sellers is owned by PVF. Jemison currently owns 80.5% of the common stock of PVF (and all of the preferred stock of PVF), and the remaining 19.5% of the common stock of PVF is owned by three members of PVF management, J. D. Brown, Jr., James D. Davis and Michael L. Stanwood (collectively, the "Management Investors"). Pursuant to the Asset Agreement, the Issuer will purchase substantially all of the assets, properties and business of the Sellers
                 (the "Transaction").

                 The aggregate consideration to be paid by the Issuer in the Transaction is approximately $106 million, consisting of cash (or a combination of cash and a promissory note) in the amount of $74.4 million, the assumption of up to $13 million of the Sellers' bank debt, and the issuance of 669,956 shares of Issuer common stock, of which 334,978 shall be immediately placed into an escrow as security pending a post-closing adjustment to the purchase price based on the closing date net assets of the Sellers. The Issuer will also assume certain other liabilities of the Issuer. As soon as practicable following the closing, the purchase price may be increased or decreased (on a dollar for dollar basis) based on the difference between the book value of net assets acquired, adjusted for certain inventory and accounts receivable items, and an agreed upon book value amount. Any adjustment to the purchase price shall be paid 80% in cash and 20% in Issuer common stock. As a result, the number of Issuer shares received by Sellers in the Transaction may increase or decrease; provided, however, that in no event will the number of Issuer shares acquired by Sellers amount to more than 9.9% of the total outstanding shares of Issuer common stock. At this time, the exact allocation of shares among the Sellers has not been determined; it is expected that such allocation will be determined immediately prior to or soon after the closing of the Transaction.

                 Jemison and the Management Investors currently have an informal understanding, which is subject to change, that immediately prior to the closing of the Transaction, Jemison may purchase from the Management Investors all of the capital stock of PVF held by the Management Investors. In exchange for such purchase, the Management Investors would have the right to receive, at some unspecified future date, cash and approximately 19.5% of the number of shares of Issuer common stock received by Sellers in the Transaction.

                 It is further contemplated that subsequent to the closing of the Transaction, Jemison may cause the Sellers and PVF to be liquidated into Jemison, resulting in all of the Issuer common stock received by Sellers in the Transaction being owned by Jemison (other than shares thereafter issued to the Management Investors).

                 In light of the foregoing, the entities discussed above may be deemed to be a group for purposes of reporting beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934. In addition, in light of the foregoing, the Management Investors may also be deemed to be members of the group. The Management Investors, however, disclaim membership in a group and beneficial ownership of the Issuer shares that are the subject of this statement, and the filing of this statement shall not be construed as an admission that the Management Investors are members of a group or are beneficial owners of any of the securities covered by this statement. This statement is filed on behalf of all of the entities and individuals listed as Reporting Persons in the cover pages.

                 A. J. D. Brown, Jr. has a 3.5% ownership interest in PVF and is a director of Jemison, PVF, Houston, Mulltalloy (NJ) and Southwest.

                          (a) The name of the person filing this statement is J. D. Brown, Jr.

                          (b) The business address of J. D. Brown, Jr. is 2830 Fifth Avenue North, Birmingham, Alabama 35203.

                          (c) J. D. Brown, Jr. is the President and Chief Executive Officer of Jemison Industries, Inc., a company engaged in the manufacture of steel containers and distribution of other steel products at 2830 Fifth Avenue North, Birmingham, Alabama 35203, and is an executive officer and a director of certain of Jemison's subsidiaries.

                          (d) J. D. Brown, Jr. has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                          (e) J. D. Brown, Jr. has not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or in which any violation of such laws was found.

                          (f) J. D. Brown, Jr. is a citizen of the United States of America.

                 B.       James D. Davis has a 6% ownership interest in PVF and
                                  is an executive officer and director of
                                  Jemison, PVF, Southwest, Multalloy/(NJ),
                                  Multalloy (TX) and Houston.

                          (a) The name of the person filing this statement is James D. Davis.

                          (b) The business address of James D. Davis is 2001 Park Place, Suite 320, Birmingham, Alabama 35203.

                          (c) James D. Davis is the President and a director of Jemison, a company engaged in certain investment activities and in the ownership and operation of certain subsidiaries that are involved in lumber, steel and other businesses, and is a director and executive officer of certain of Jemison's subsidiaries, at 2001 Park Place, Suite 320, Birmingham, Alabama 35203.

                          (d) James D. Davis has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                          (e) James D. Davis has not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or in which any violation of such laws was found.

                          (f) James D. Davis is a citizen of the United States of America.

                 C. Houston Products & Machine, Inc. is a corporation formed under the laws of the State of Texas. The principal business of Houston is to manufacture and machine stainless steel and nickel alloy fitting products, and the address of its principal office is 8550 Freeland, Houston, Texas 77075. Houston has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, and has not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The executive officers and directors of Houston are as follows:

                          1. H. Corbin Day is the Chairman and a director of Houston.

                                  (a)      Information is hereby provided with
                                           respect to H. Corbin Day.

                                  (b)      The business address of H. Corbin
                                           Day is 2001 Park Place, Suite 320,
                                           Birmingham, Alabama  35203.

                                  (c)      H. Corbin Day is the Chairman and a
                                           director of Jemison, a company
                                           engaged in certain investment
                                           activities and in the ownership and
                                           operation of certain subsidiaries
                                           that are involved in lumber, steel
                                           and other businesses, and is an
                                           executive officer and director of
                                           certain of Jemison's subsidiaries,
                                           at 2001 Park Place, Suite 320,
                                           Birmingham, Alabama 35203.

                                  (d)      H. Corbin Day has not been, during
                                           the last five years, convicted in a
                                           criminal proceeding (excluding
                                           traffic violations or similar
                                           misdemeanors).

                                  (e)      H. Corbin Day has not been, during
                                           the last five years, party to a
                                           civil proceeding of a judicial or
                                           administrative body of competent
                                           jurisdiction as a result of which
                                           he was subject to a judgment, decree
                                           or final order enjoining future
                                           violations of, or prohibiting or
                                           mandating activities subject to,
                                           federal or state securities laws or
                                           in which any violation of such laws
                                           was found.

                                  (f)      H. Corbin Day is a citizen of the
                                           United States of America.

                          2. Michael L. Stanwood is the President and a director of Houston.

                                  (a)      Information is hereby provided with
                                           respect to Michael L. Stanwood.

                                  (b)      The business address of Michael L.
                                           Stanwood is 8505 Monroe Boulevard,
                                           Houston, Texas 77061.

                                  (c) Michael L. Stanwood is the President and Chief Executive Officer of Southwest at 8505 Monroe Boulevard, Houston, Texas 77061, is a director of Jemison and is a director and executive officer of certain of Jemison's subsidiaries.

                                  (d)      Michael L. Stanwood has not been,
                                           during the last five years,
                                           convicted in a criminal proceeding
                                           (excluding traffic violations or
                                           similar misdemeanors).

                                  (e)      Michael L. Stanwood has not been,
                                           during the last five years, party to
                                           a civil proceeding of a judicial or
                                           adminsitrative body of competent
                                           jurisdiction as a result of which
                                           he was subject to a judgment, decree
                                           or final order enjoining future
                                           violations of, or prohibiting or
                                           mandating activities subject to,
                                           federal or state securities
                                           laws or in which any violation of
                                           such laws was found.

                                  (f)      Michael L. Stanwood is a citizen of
                                           the United States of America.

                          3. James D. Davis is the Vice President and a director of Houston. The information with respect to James D. Davis is provided in Item 2, paragraph B above.

                          4. J. D. Brown, Jr. is a director of Houston. The information with respect to J. D. Brown, Jr. is provided in Item 2, paragraph A above.

                          5.      J. David Brown, III is the Vice President of
                                  Houston.

                                  (a)      Information is hereby provided with
                                           respect to J. David Brown, III.

                                  (b)      The business address of J. David
                                           Brown, III is 2001 Park Place, Suite
                                           320, Birmingham, Alabama 35203.

                                  (c)      J. David Brown, III is an executive
                                           officer of Jemison, a company
                                           engaged in certain investment
                                           activities and in the ownership and
                                           operation of certain subsidiaries
                                           that are involved in lumber, steel
                                           and other businesses, and is an
                                           executive officer and director of
                                           certain of Jemison's subsidiaries,
                                           at 2001 Park Place, Suite 320,
                                           Birmingham, Alabama  35203.

                                  (d)      J. David Brown, III has not been,
                                           during the last five years,
                                           convicted in a criminal proceeding
                                           (excluding traffic violations or
                                           similar misdemeanors).

                                  (e)      J. David Brown, III has not been,
                                           during the last five years, party to
                                           a civil proceeding of a judicial or
                                           administrative body of competent
                                           jurisdiction as a result of which
                                           he was subject to a judgment,
                                           decree or final order enjoining
                                           future violations of, or prohibiting
                                           or mandating activities subject to,
                                           federal or state securities laws or
                                           in which any violation of such laws
                                           was found.

                                  (f)      J. David Brown, III is a citizen of
                                           the United States of America.

                          Houston is controlled directly by PVF and indirectly by Jemison. The information with respect to PVF is provided in Item 2, paragraph G below, and the information with respect to Jemison is provided in
                          Item 2, paragraph D below.

                 D. Jemison Investment Co., Inc. is a corporation formed under the laws of the State of Delaware. The principal business of Jemison is engaging in certain investment activities and in the ownership and operation of certain subsidiaries that are involved in lumber, steel and other businesses, and the address of its principal office is 2001 Park Place, Suite 320, Birmingham, Alabama 35203. Jemison has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, and has not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The following are the executive officers and directors of Jemison:

                          1. H. Corbin Day is the Chairman and a director of Jemison. The information with respect to
                                  H. Corbin Day is provided in Item 2,
                                  paragraph C.1 above.

                          2. James D. Davis is the President and a director of Jemison. The information with respect to James D. Davis is provided in Item 2, paragraph B above.

                          3. J. David Brown, III is a Vice President of Jemison. The information with respect to J. David Brown, III is provided in Item 2, paragraph C.5 above.

                          4.      John S. Jemison, III is a director of
                                  Jemison.

                                  (a) Information is provided with respect to John S. Jemison, III.

                                  (b)      The principal business address of
                                           John S. Jemison, III is 1220 20th
                                           Street South, Birmingham, Alabama
                                           35203.

                                  (c)      John S. Jemison, III is the
                                           President of the Graphic Zone, a
                                           company engaged in design and
                                           processing services in the computer
                                           generated graphic arts
                                           business, at 1220 20th Street South,
                                           Birmingham, Alabama  35203.

                                  (d)      John S. Jemison, III has not been,
                                           during the last five years,
                                           convicted in a criminal proceeding
                                           (excluding traffic violations or
                                           similar misdemeanors).

                                  (e)      John S. Jemison, III has not been,
                                           during the last five years, party to
                                           a civil proceeding of a judicial or
                                           administrative body of competent
                                           jurisdiction as a result of which
                                           he was subject to a judgment,
                                           decree or final order enjoining
                                           future violations of, or
                                           prohibiting or mandating activities
                                           subject to, federal or state
                                           securities laws or in which any
                                           violation of such laws was found.

                                  (f) John S. Jemison, III is a citizen of the United States of America.

                          5.      Donald R. Fisher is a director of Jemison.

                                  (a) Information is provided with respect to Donald R. Fisher.

                                  (b)      The principal business address of
                                           Donald R. Fisher is 724 North 3rd
                                           Avenue, Birmingham, Alabama  35203.

                                  (c)      Donald R. Fisher is the Chairman,
                                           Chief Executive Officer and
                                           Treasurer of Stringfellow Lumber
                                           Company, Inc., a company engaged in
                                           the wholesale lumber distribution
                                           business, at the business address
                                           listed for Donald R. Fisher above.

                                  (d)      Donald R. Fisher has not been,
                                           during the last five years,
                                           convicted in a criminal proceeding
                                           (excluding traffic violations or
                                           similar misdemeanors).

                                  (e)      Donald R. Fisher has not been,
                                           during the last five years, party to
                                           a civil proceeding of a
                                           judicial or administrative body of
                                           competent jurisdiction as a result
                                           of which he was subject to a
                                           judgment, decree or final order
                                           enjoining future violations of, or
                                           prohibiting or mandating activities
                                           subject to, federal or state
                                           securities laws or in which any
                                           violation of such laws was found.

                                  (f) Donald R. Fisher is a citizen of the United States of America.

                          6. J. D. Brown, Jr. is a director of Jemison. The information with respect to J. D. Brown, Jr. is provided in Item 2, paragraph A above.

                          7.      Lee J. Styslinger, Jr. is a director of
                                  Jemison.

                                  (a) Information is provided with respect to Lee J. Styslinger, Jr.

                                  (b)      The business address of Lee J.
                                           Styslinger, Jr. is 210 Inverness
                                           Center Drive, Hoover, Alabama
                                           35242.

                                  (c)      Lee J. Styslinger, Jr. is the
                                           Chairman of Altec Industries, Inc.,
                                           a company engaged in the business of
                                           manufacturing utility maintenance
                                           vehicles, at 210 Inverness Center
                                           Drive, Hoover, Alabama  35242.

                                  (d) Lee J. Styslinger, Jr. has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                  (e) Lee J. Styslinger, Jr. has not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or in which any violation of such laws was found.

                                  (f)      Lee J. Styslinger, Jr. is a citizen
                                           of the United States of America.

                          8.      Edward M. Selfe is a director of Jemison.

                                  (a) Information is provided with respect to Edward M. Selfe.

                                  (b)      The business address of Edward M.
                                           Selfe is 2001 Park Place, Suite
                                           1400, Birmingham, Alabama  35203.

                                  (c) Edward M. Selfe is Of Counsel at the law firm Bradley, Arant, Rose & White at 2001 Park Place, Suite 1400, Birmingham, Alabama 35202.

                                  (d) Edward M. Selfe has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                  (e) Edward M. Selfe has not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or in which any violation of such laws was found.

                                  (f)      Edward M. Selfe is a citizen of the
                                           United States of America.

                          9.      Margaret L. Jemison is a director of Jemison.

                                  (a) Information is provided with respect to Margaret L. Jemison.

                                  (b)      The home address of Margaret L.
                                           Jemison is 398 Blackberry Lane,
                                           Wilsonville, Alabama 35186.

                                  (c)      Margaret L. Jemison is an actress.

                                  (d)      Margaret L. Jemison has not been,
                                           during the last five years,
                                           convicted in a criminal proceeding
                                           (excluding traffic violations or
                                           similar misdemeanors).

                                  (e)      Margaret L. Jemison has not been,
                                           during the last five years, party to
                                           a civil proceeding of a judicial or
                                           administrative body of competent
                                           jurisdiction as a result of which
                                           she was subject to a judgment,
                                           decree or final order enjoining
                                           future violations of, or prohibiting
                                           or mandating activities subject to,
                                           federal or state securities laws or
                                           in which any violation of such laws
                                           was found.

                                  (f)      Margaret L. Jemison is a citizen of
                                           the United States of America.

                          10.     Dorothy J. Day is a director of Jemison.

                                  (a) Information is provided with respect to Dorothy J. Day.

                                  (b)      The home address of Dorothy J. Day
                                           is 2986 Cherokee Road, Birmingham,
                                           Alabama 35223.

                                  (c)      Dorothy J. Day is a civic volunteer.

                                  (d)      Dorothy J. Day has not been, during
                                           the last five years, convicted in a
                                           criminal proceeding (excluding
                                           traffic violations or similar
                                           misdemeanors).

                                  (e)      Dorothy J. Day has not been, during
                                           the last five years, party to a
                                           civil proceeding of a judicial or
                                           administrative body of competent
                                           jurisdiction as a result of which
                                           she was subject to a judgment,
                                           decree or final order enjoining
                                           future violations of, or prohibiting
                                           or mandating activities subject to,
                                           federal or state securities laws or
                                           in which any violation of such laws
                                           was found.

                                  (f)      Dorothy J. Day is a citizen of the
                                           United States of America.

                          11. Michael L. Stanwood is a director of Jemison. The information with respect to Michael L. Stanwood is provided at Item 2, paragraph C.2 above.

                          Jemison believes that the persons identified above in this Item 2, paragraph D constitute all the persons who may be deemed to control

                          Jemison, whether in the capacity of executive officer, director, security holder or otherwise.

                 E. Multalloy, Inc. (NJ) is a corporation organized under the laws of the State of New Jersey. The principal business of Multalloy (NJ) is the distribution of stainless steel and nickel alloy based pipe, valve and fitting products, and the address of its principal office is 43 New Brunswick Lane, Hope Lawn, New Jersey 08816. Multalloy (NJ) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, and has not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The following are the executive officers and directors of Multalloy (NJ):

                          1. H. Corbin Day is the Chairman and a director of Multalloy (NJ). The information with respect to H. Corbin Day is provided in Item 2, paragraph C.1 above.

                          2. Michael L. Stanwood is the President and a director of Multalloy (NJ). The information with respect to Michael L. Stanwood is provided in Item 2, paragraph C.2 above.

                          3. James D. Davis is a Vice-President and a director of Multalloy (NJ). The information with respect to James D. Davis is provided in
                                  Item 2, paragraph B above.

                          4. J. David Brown, III is a Vice President of Multalloy (NJ). The information with respect to J. David Brown III is provided in Item 2, paragraph C.5 above.

                          5.      J. D. Brown, Jr. is a director of Multalloy
                                  (NJ).  The information with respect to J. D.
                                  Brown, Jr. is provided in Item 2, paragraph A above.

                          Multalloy (NJ) is controlled directly by PVF and indirectly by Jemison. The information with respect to PVF is provided in Item 2, paragraph G below, and the information with respect to Jemison is provided in Item 2, paragraph D above.

                 F. Multalloy, Inc. (TX) is a corporation organized under the laws of the State of Texas. The principal business of Multalloy (TX) is the distribution of stainless steel and nickel alloy based pipe, valve and fitting products, and the address of its principal office is 8505 Monroe Boulevard, Houston, Texas 77061. Multalloy (TX) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, and has not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The following are the executive officers and directors of Multalloy (TX):

                          1. Michael L. Stanwood is the President and Chief Executive Officer and a director of Multalloy (TX). The information with respect to Michael L. Stanwood is provided in Item 2, paragraph C.2 above.

                          2. J. David Brown, III is a Vice President and a director of Multalloy (TX). The information with respect to J. David Brown III is provided in Item 2, paragraph C.5 above.

                          3. James D. Davis is a Vice President and a director of Multalloy (TX). The information with respect to James D. Davis is provided in
                                  Item 2, paragraph B above.

                          4.      H. Corbin Day is a director of Multalloy
                                  (TX).  The information with respect to H.
                                  Corbin Day is provided in Item 2, paragraph
                                  C.1 above.

                          Multalloy (TX) is controlled directly by PVF and indirectly by Jemison. The information with respect to PVF is provided in Item 2, paragraph G above, and the information with respect to Jemison is provided in Item 2, paragraph D above.

                 G. PVF Holdings, Inc. is a corporation organized under the laws of the State of Delaware. The principal business of PVF is as the holding company of Southwest, Multalloy (NJ), Multalloy (TX) and Houston and the address of the principal office is 8505 Monroe Boulevard, Houston, Texas 77061. PVF has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, and has not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The following are the executive officers and directors of PVF:

                          1. H. Corbin Day is the Chairman and a director of PVF. The information with respect to H. Corbin Day is provided in Item 2, paragraph
                                  C.1 above.

                          2. Michael L. Stanwood is the President and a director of PVF. The information with respect to Michael L. Stanwood is provided in
                                  Item 2, paragraph C.2 above.

                          3. James D. Davis is a Vice President and a director of PVF. The information with respect to James D. Davis is provided in Item 2, paragraph B above.

                          4. J. David Brown, III is a Vice President of PVF. The information with respect to J. David Brown III is provided in Item 2, paragraph C.5 above.

                          5. J. D. Brown, Jr. is a director of PVF. The information with respect to J.D. Brown, Jr. is provided in Item 2, paragraph A above.

                          PVF is controlled by Jemison. The information with respect to Jemison is provided in Item 2, paragraph D above.


                 H. Southwest Stainless, Inc. is a corporation organized under the laws of Texas. The principal business of Southwest is the distribution of stainless steel and nickel alloy based pipe, valve and fitting products, and the address of its principal office is 8505
                          Monroe Boulevard, Houston, Texas 77061. Southwest has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, and has not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The following are the executive officers and directors of Southwest:

                          1. H. Corbin Day is the Chairman and a director of Southwest. The information with respect to H. Corbin Day is provided in Item 2, paragraph C.1 above.

                          2. Michael L. Stanwood is the President, Chief Executive Officer and a director of Southwest. The information with respect to Michael L. Stanwood is provided in Item 2, paragraph C.2 above.

                          3.      Donald Lee Brown is a Vice President of
                                  Southwest.

                                  (a)      Information is hereby provided with
                                           respect to Donald Lee Brown.

                                  (b)      The business address of Donald Lee
                                           Brown is 8505 Monroe Boulevard,
                                           Houston, Texas  77061.

                                  (c)      Donald Lee Brown is the Vice
                                           President of Southwest at 8505
                                           Monroe Boulevard, Houston, Texas
                                           77061.

                                  (d)      Donald Lee Brown has not been,
                                           during the last five years,
                                           convicted in a criminal proceeding
                                           (excluding traffic violations or
                                           similar misdemeanors).

                                  (e)      Donald Lee Brown has not been,
                                           during the last five years, party to
                                           a civil proceeding of a judicial or
                                           administrative body of competent
                                           jurisdiction as a result of which he
                                           was subject to a judgment, decree or
                                           final order enjoining future
                                           violations of, or prohibiting or
                                           mandating activities subject to,
                                           federal or state securities laws or
                                           in which any violation of such laws
                                           was found.

                                  (f) Donald Lee Brown is a citizen of the United States of America.


                          4. James D. Davis is a Vice President and a director of Southwest. The information with respect to James D. Davis is provided at Item 2, paragraph B above.

                          5. J. David Brown, III is a Vice President of Southwest. The information with respect to
                                  J. David Brown III is provided at Item 2, paragraph C.5 above.

                          6. J. D. Brown, Jr. is a director of Southwest. The information with respect to J. D. Brown, Jr. is provided at Item 2, paragraph A above.

                          Southwest is controlled directly by PVF and indirectly by Jemison. The information with respect to PVF is provided in Item 2, paragraph G above, and the information with respect to Jemison is provided in Item 2, paragraph D above.


                 I. Michael L. Stanwood has a 10% ownership interest in PVF and is the President, Chief Executive Officer and director of Southwest, is a director of Jemison, and is a director and executive officer of certain of Jemison's subsidiaries.

                          (a) The name of the person filing this statement is Michael L. Stanwood. The information with respect to Michael L. Stanwood is provided in
                                  Item 2, paragraph C.2 above.


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The securities of the Issuer subject to this statement to be acquired in connection with the Transaction described in Item 2 above will be acquired in exchange for substantially all of the assets, properties and business of the Sellers, as well as the assumption of certain of the Sellers' liabilities. The securities of the Issuer possibly to be acquired by the Management Investors, as described in Item 2 above, would be acquired in exchange for the shares of capital stock of PVF currently owned by the Management Investors. No funds were exchanged to acquire the securities subject to this statement.



ITEM 4.          PURPOSE OF TRANSACTION.

                 Michael L. Stanwood is currently expected to assume a management position with the Issuer or a subsidiary or division of the Issuer. Except in Mr. Stanwood's capacity as such or as described in the description of the Transaction provided in Item 2 above, none of the persons identified in
                 Item 2 above have any present plans or proposals to (a) acquire additional securities of the Issuer or to dispose of securities of the Issuer; (b) effect an extraordinary corporate transaction; (c) sell or transfer a material amount of the assets of the Issuer; (d) change the present board of directors or management of the Issuer; (e) change the present capitalization or dividend policy of the Issuer; (f) make any material change in the Issuer's business or corporate structure; (g) change the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
                 (h) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) take any action similar to any of those enumerated above.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) At the time of this statement, the allocation among the Reporting Persons of the Issuer securities to be received in the Transaction described in Item 2 above has not been determined, and thus it is not practicable to allocate the beneficial ownership of the Issuer securities for each Reporting Person. In the aggregate, the number of Issuer securities that the Sellers have a right to receive constitutes 669,956 shares, or approximately 8.9% of the outstanding Issuer securities. The percentage of ownership is the number of shares subject to this statement divided by the sum of the number of Issuer securities outstanding as of March 27, 1996, plus the number of shares which Sellers have the right to acquire under the Asset Agreement. This number of shares and percentage of ownership is subject to adjustment as provided in Item 2. It is contemplated that Jemison, following the proposed liquidation of PVF and Sellers described in item 2 above, will beneficially own all of the Issuer securities subject to this statement, provided that the Management Investors may have the right to receive approximately 19.5% of the Issuer securities subject to this statement, although it is not currently expected that this will occur within 60 days of this statement.

                 (b) In light of the transactions contemplated in Item 2 and Item 5(a) above, each corporate Reporting Person may be deemed to have shared voting and dispositive power over all shares to be received in the Transaction. The Management Investors, if they are members of a group, may also be deemed to have shared voting and dispositive power over all such shares. However, as stated in Item 2 above, each of the Management Investors disclaims membership in a group. Such Management Investors further disclaim current beneficial ownership of the shares to be received in the Transaction. At this time, no Reporting Person has sole voting or dispositive power over the securities.

                 (c)      None.

                 (d)      None.

                 (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The Management Investors currently have an informal understanding with Jemison, which is subject to change, that they may have a right to acquire cash and approximately 19.5% of the Issuer securities subject to this statement in exchange for the shares owned by them in PVF. The parties have also been granted certain registration rights under the Asset Agreement. Other than as disclosed in this Item 6, and other than under the Asset Agreement, no Reporting Person is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.



ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 Attached hereto as Exhibit 1 are written agreements of certain persons relating to the filing of this statement. The Asset Agreement, previously filed as Exhibit 2 to the Registration Statement on Form S-3 of the Issuer (Registration No. 333-02215) filed on April 3, 1996, is incorporated herein by reference.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  April 5, 1996                  /s/ J.D. Brown, Jr.
                                      ------------------------------------------
                                         J. D. Brown, Jr.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  April 5, 1996                          /s/ James D. Davis
                                               -------------------------------
                                                   James D. Davis



                                Pagee 29 of 45

                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.


                                        HOUSTON PRODUCTS & MACHINE, INC., a
                                                  Texas Corporation



DATE:  April 5, 1996                            /s/ James D. Davis
                                                ------------------------------
                                                  By James D. Davis
                                                  Its Vice President

                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.

                                               JEMISON INVESTMENT CO., INC.,
                                                  a Delaware corporation



DATE:  April 5, 1996                            /s/ James D. Davis
                                                -------------------------------
                                                    By James D. Davis
                                                      Its President

                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.

                                                    MULTALLOY, INC.,
                                                a New Jersey corporation



DATE:  April 5, 1996                           /s/ James D. Davis
                                               -------------------------------
                                                    By James D. Davis
                                                    Its Vice President

                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.

                                                     MULTALLOY, INC.,
                                                    a Texas corporation



DATE:  April 5, 1996                            /s/ James D. Davis
                                                ------------------------------
                                                      By James D. Davis
                                                      Its Vice President

                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.

                                                   PVF HOLDINGS, INC.,
                                                 a Delaware corporation



DATE:  April 5, 1996                          /s/ James D. Davis
                                              ---------------------------------
                                                    By James D. Davis
                                                    Its Vice President

                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.

                                                SOUTHWEST STAINLESS, INC.,
                                                   a Texas corporation



DATE:  April 5, 1996                          /s/ James D. Davis
                                              ----------------------------------
                                                    By James D. Davis
                                                    Its Vice President

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  April 5, 1996                         /s/ Michael L. Stanwood
                                             ----------------------------------
                                                  Michael L. Stanwood

                                   EXHIBIT 1

                                   AGREEMENT


         The undersigned hereby states and agrees that the attached Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned.

Date:    April 5, 1996                         /s/ J.D. Brown, Jr.
                                               --------------------------------
                                                    J. D. Brown, Jr.

                                   EXHIBIT 1

                                   AGREEMENT


         The undersigned hereby states and agrees that the attached Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned.

Date:    April 5, 1996                /s/ James D. Davis
                                      --------------------------------------
                                            James D. Davis

                                   EXHIBIT 1

                                   AGREEMENT


         The undersigned corporation hereby states and agrees that the attached
Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.

Date:    April 5, 1996
                                           HOUSTON PRODUCTS & MACHINE, INC.,
                                                 a Texas corporation


                                             /s/ James D. Davis
                                      ------------------------------------------
                                                  By James D. Davis
                                                  Its Vice President

                                   EXHIBIT 1

                                   AGREEMENT


         The undersigned corporation hereby states and agrees that the attached
Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.

Date:    April 5, 1996
                                             JEMISON INVESTMENT CO., INC.,
                                                a Delaware corporation



                                              /s/ James D. Davis
                                      ------------------------------------------
                                                   By James D. Davis
                                                     Its President

                                   EXHIBIT 1

                                   AGREEMENT


         The undersigned corporation hereby states and agrees that the attached
Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.

Date:    April 5, 1996
                                                   MULTALLOY, INC.,
                                              a New Jersey corporation


                                      /s/ James D. Davis
                                      ------------------------------------------
                                                   By James D. Davis
                                                   Its Vice President

                                   EXHIBIT 1

                                   AGREEMENT


         The undersigned corporation hereby states and agrees that the attached
Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.

Date:    April 5, 1996
                                                     MULTALLOY, INC.,
                                                    a Texas corporation



                                      /s/ James D. Davis
                                      ------------------------------------------
                                                     By James D. Davis
                                                     Its Vice President

                                   EXHIBIT 1

                                   AGREEMENT


         The undersigned corporation hereby states and agrees that the attached
Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.

Date:    April 5, 1996
                                                   PVF HOLDINGS, INC.,
                                                 a Delaware corporation



                                      /s/ James D. Davis
                                      ------------------------------------------
                                                    By James D. Davis
                                                    Its Vice President

                                   EXHIBIT 1

                                   AGREEMENT


         The undersigned corporation hereby states and agrees that the attached
Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.

Date:    April 5, 1996
                                               SOUTHWEST STAINLESS, INC.,
                                                  a Texas corporation



                                      /s/ James D. Davis
                                      ------------------------------------------
                                                   By James D. Davis
                                                   Its Vice President

                                   EXHIBIT 1

                                   AGREEMENT


         The undersigned hereby states and agrees that the attached Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned.

Date:    April 5, 1996

                                      /s/ Michael L. Stanwood
                                      ------------------------------------------
                                                   Michael L. Stanwood